UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Canadian Zinc Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

136802

(CUSIP Number)

Catherine J. Boggs Resource Capital Funds 1400 Sixteenth Street, Suite 200 Denver, CO 80202 United States of America (720) 946-1444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 8, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Fund VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,630,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,630,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,630,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.95%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Associates VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,630,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,630,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,630,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.95%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RCA VI GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,630,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,630,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,630,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.95%
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

Item 1.	Security and Issuer.

This 13D relates to the acquisition of beneficial ownership of common shares (the “Common Shares”) of Canadian Zinc Corporation, a corporation organized under the laws of British Columbia (the “Company”) whose principal executive office is located at 650 West Georgia Street, Suite 1710, Vancouver, British Columbia V6B 4N9.

Item 2.	Identity and Background.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.	Resource Capital Fund VI L.P. (“RCF VI”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF VI is investments.

b.	Resource Capital Associates VI L.P. (“Associates VI”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates VI is the general partner of RCF VI. The principal business of Associates VI is to act as the general partner of RCF VI.

c.

RCA VI GP Ltd. (“RCA VI”), a Cayman Islands exempt company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA VI is the general partner of Associates VI. The principal business of RCA VI is to act as the general partner of Associates VI.

The sole members of RCA VI are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, James McClements, Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). The business of RCA VI is directed by the officers of RCA VI. The Principals serve as executive officers of RCA VI. The business address of each of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal occupation of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is serving as senior executives of the Resource Capital Funds which include RCF VI.

RCF VI and Associates VI are each Cayman Islands exempt limited partnerships.

RCA VI is a Cayman Islands exempt company.

Messrs. Bennett, Bhappu, Tuten and Ms. Croasdale are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. McClements is a citizen of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of cash for all purchases totaling CAD$14,527,178.15 was from cash on hand of RCF VI.

The source of cash totaling CAD$20,000,000 for additional purchases to which RCF VI CAD is committed under a subscription agreement dated May 14, 2018, subject to certain conditions described in Item 4 below, will be cash on hand of RCF VI.

Item 4.	Purpose of Transaction.

Between August 22, 2014 and September 5, 2014 RCF VI purchased in open market transactions 3,384,000 Company Common Shares. On September 8, 2014, RCF VI purchased 9,564,000 Common Shares of the Company in the open market for a purchase price of CAD$0.3199 per share giving it ownership of 5.94% of the Company’s Common Shares.

Subsequent to the transaction on September 8, 2014, RCF VI purchased in open market transactions the following shares:

On September 19, 2014, RCF VI purchased 2,064,500 Company Common Shares at CAD$0.3120 per share.

On September 26, 2014, RCF VI purchased 1,429,500 Company Common Shares at CAD$0.2801 per share.

On October 1, 2014, RCF VI purchased 1,958,000 Company Common Shares at CAD$0.2501 per share.

On October 9, 2014, RCF VI purchased 1,500,000 Company Common Shares at CAD$0.2350 per share.

On October 23, 2014, RCF VI purchased 1,800,000 Company Common Shares at CAD$0.2337 per share.

On June 6, 2016, RCF VI purchased 503,000 Company Common Shares at CAD$0.2728 per share. Following the purchase, RCF VI owned 10.18% of the Company Common Shares at which time RCF VI commenced filing to comply with substantial shareholder reporting requirements in Canada. Concurrent with each subsequent acquisition RCF VI made filings on SEDI reporting such purchase. Additional Early Warning Reports were filed in Canada’s SEDAR system as required.

On June 15, 2016, RCF VI purchased 23,500 Company Common Shares at CAD$0.2700 per share.

On June 16, 2016, RCF VI purchased 639,500 Company Common Shares at CAD$0.2880 per share.

On June 17, 2016, RCF VI purchased 186,000 Company Common Shares at CAD$0.2892 per share.

On June 21, 2016, RCF VI purchased 59,500 Company Common Shares at CAD$0.2900 per share.

On June 30, 2016, RCF VI purchased 199,500 Company Common Shares at CAD$0.2713 per share.

On July 5, 2016, RCF VI purchased 284,500 Company Common Shares at CAD$0.2809 per share.

On July 6, 2016, RCF VI purchased 171,500 Company Common Shares at CAD$0.2940 per share.

On June 29, 2016, RCF VI purchased in a public offering by the Company 20,000,000 Company Common Shares at CAD$0.2500 per share.

Subsequent to the June 29, 2016 public offering, RCF VI purchased in open market transactions the following shares:

On July 7, 2016, RCF VI purchased 457,000 Company Common Shares at CAD$0.3191 per share.

On July 20, 2016, RCF VI purchased 200,000 Company Common Shares at CAD$0.3500 per share.

On July 21, 2016, RCF VI purchased 50,000 Company Common Shares at CAD$0.3450 per share.

On August 10, 2016, RCF VI purchased 243,000 Company Common Shares at CAD$0.3200 per share.

On August 11, 2016, RCF VI purchased 65,500 Company Common Shares at CAD$0.3300 per share.

On August 12, 2016, RCF VI purchased 52,000 Company Common Shares at CAD$0.3348 per share.

On August 16, 2016, RCF VI purchased 152,000 Company Common Shares at CAD$0.3400 per share.

On August 25, 2016, RCF VI purchased 237,500 Company Common Shares at CAD$0.3016 per share.

On September 12, 2016, RCF VI purchased 2,576,000 Company Common Shares at CAD$0.3261 per share.

On September 14, 2016, RCF VI purchased 1,530,000 Company Common Shares at CAD$0.3143 per share.

On September 15, 2016, RCF VI purchased 1,500,000 Company Common Shares at CAD$0.3100 per share.

On September 15, 2016, RCF VI purchased 800,000 Company Common Shares at CAD$0.3100 per share.

In December 2017, RCF VI entered into a Credit Agreement with the Company under which it lent USD$10,000,000 to the Company (the “Loan”). See Item 6 below.

In May 2018, RCF VI CAD entered into a subscription agreement with the Company to purchase 100,000,000 units at a purchase price of CAD$20,000,000. See Item 6 below.

Except as set forth herein, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to dispose of the securities of the Company or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

RCF VI: From September 15, 2016 through June 25, 2018, RCF VI beneficially owned 51,630,000 Common Shares of the Company for a total aggregate holding by the Reporting Persons of 51,630,000 Common Shares of the Company. Based on the foregoing and using 266,111,543 as the number of outstanding Common Shares of the Company, RCF VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, 19.95% of the issued and outstanding Common Shares of the Company. Upon completion of the Offering (see Item 6), RCF VI will beneficially own 151,630,000 Common Shares of the Company. Based on the foregoing and using 366,111,543 as the number of outstanding Common Shares of the Company, after giving effect to the Offering RCF VI is expected to be deemed to have sole voting and dispositive power, and therefore beneficial ownership of, 41.4% of the issued and outstanding Common Shares of the Company. Upon completion of the Offering and assuming the exercise of all Warrants, RCF VI will beneficially own 201,630,000 Common Shares of the Company. Based on the foregoing and using 416,111,543 as the number of outstanding Common Shares of the Company, RCF VI is expected to be deemed to have sole voting and dispositive power, and therefore beneficial ownership of, 48.5% of the issued and outstanding Common Shares of the Company.

Associates VI: From September 15, 2016 through June 25, 2018, Associates VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, 19.95% of the issued and outstanding Common Shares of the Company. Upon completion of the Offering and RCF VI Transfer (see Item 6), Associates VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, 41.4% of the issued and outstanding Common Shares of the Company. Upon completion of the Offering and RCF VI Transfer assuming the exercise of all Warrants, Associates VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, 48.5% of the issued and outstanding Common Shares of the Company.

RCA VI: From September 15, 2016 through June 25, 2018, RCA VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, 19.95% of the issued and outstanding Common Shares of the Company. Upon completion of the Offering and the RCF VI Transfer (see Item 6), RCA VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, 41.4% of the issued and outstanding Common Shares of the Company. Upon completion of the Offering and the RCF VI Transfer and assuming the exercise of all Warrants, RCA VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, 48.5% of the issued and outstanding Common Shares of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

December 2017 Transaction

RCF VI and the Company are current parties to an Investor Agreement dated December 21, 2017 (the “December Agreement”) entered into in conjunction with the Loan. The Loan is a non-convertible senior secured project loan in the amount of USD$10,000,000, with an interest rate of 8%, payable quarterly, and with a maturity date of January 31, 2019. The Loan is secured by a charge on the Company’s Prairie Creek property and contains customary affirmative and negative covenants and events of default. Proceeds from the Loan were to be utilized by the Company for the development of the Company’s Prairie Creek property. Under the December Agreement, RCF VI was granted a 90-day period of exclusivity to propose and negotiate an agreement concerning project financing sought by the Company. The December Agreement also granted RCF VI pro-rata participation rights and top-up rights on any equity financing of the Company for so long as RCF VI owns at least 10% of the Common Shares of the Company. Additionally, RCF VI received the right, for so long as RCF VI owns at least 10% of the Common Shares of the Company, to receive notice of and to participate pro-rata in any issuance by the Company of any convertible debt securities or other form of indebtedness, including establishing, selling, or creating any royalty, metal stream or similar arrangement, subject to exceptions for certain preexisting third party rights.

The December Agreement granted RCF VI the right to nominate a director to the board of the Company at any time while RCF VI owns at least 10% of the Common Shares of the Company. RCF VI has not exercised this right. Additionally, the December Agreement grants RCF VI observer rights over the general Board meetings of the Company as well the right to receive copies of all information, materials and documentation provided to the Board.

May 2018 Transactions

On May 14, 2018, RCF VI CAD LLC (“RCF VI CAD” and together with the Reporting Persons, “RCF”), a wholly owned subsidiary of RCF VI, entered into a subscription agreement with the Company (the “Subscription Agreement”) for the purchase of 100,000,000 units, each consisting of one Common Share and one-half of one Common Share purchase warrant (the “Warrants”), for a purchase price of CAD$20,000,000 (the “Offering”). Each Warrant will entitle the holder thereof to purchase one Common Share of the Company at an exercise price of CAD$0.25 per share until December 31, 2018. The closing of the Offering is subject to shareholder approval at the Company’s shareholder meeting, which is scheduled for June 27, 2018. The Company will use a portion of the proceeds from the Offering to repay the balance of the Loan, along with interest, fees and expenses of the Loan. Proceeds not so utilized will be used for the ongoing development of the Company’s Prairie Creek Project.

Concurrent with the closing of the Offering, RCF VI, RCF VI CAD and the Company will execute a new investor agreement (the “Amended Agreement”). The Amended Agreement extends the rights granted to RCF VI under the December Agreement to RCF VI CAD and imposes certain monthly reporting obligations on the Company.

Additionally, under the Amended Agreement, for as long as RCF collectively owns at least 10% of the Common Shares of the Company, RCF VI CAD shall have the right to nominate one director to the board of the Company. At any time when RCF collectively owns at least 20% of the Common Shares of the Company, RCF VI CAD shall have the right to nominate two directors to the board of the Company. RCF VI CAD shall have additional nomination rights in proportion to RCF’s ownership interest in the Common Shares of the Company. RCF VI CAD anticipates that it will nominate one person to the board of the Company prior to the end of 2018.

RCF VI anticipates that concurrent with the closing of the Offering, the shares currently held by RCF VI will be transferred to RCF VI CAD (the “RCF VI Transfer”). Upon closing of the Offering and the RCF VI transfer, RCF VI CAD is expected to own approximately 41.4% of the Common Shares of the Company or approximately 48.5% assuming exercise of all Warrants held.

Item 7.	Material to Be Filed as Exhibits.

10.1	Credit Agreement, dated as of December 21, 2017, by and among Canadian Zinc Corporation and Resource Capital Fund VI L.P.

10.2	Investor Agreement, dated as of December 21, 2017, by and among Canadian Zinc Corporation and Resource Capital Fund VI L.P.

10.3	Subscription Agreement, dated as of May 14, 2018 by and among Canadian Zinc Corporation and RCF VI CAD LLC, which includes an amended Investor Agreement by and among Canadian Zinc Corporations and Resource Capital Fund VI L.P. and RCF VI CAD LLC.

99.1	Joint Filing Agreement, dated as of June 25, 2018, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2018

RCA VI GP LTD.

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	Vice President and General Counsel

RESOURCE CAPITAL ASSOCIATES VI L.P.

By:	RCA VI GP Ltd., its General Partner

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	Vice President and General Counsel

RESOURCE CAPITAL FUND VI L.P.

By:	Resource Capital Associates VI L.P., its General Partner

By:	RCA VI GP Ltd., its General Partner

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	Vice President and General Counsel

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